Exhibit 99.1

Alpha Tau and the JGH Announce Alpha DaRT Treatment of First Patient in its Advanced Pancreatic Cancer Clinical Trial

-First patient treated in the feasibility and safety study of intratumoral diffusing alpha radiation emitters for the treatment of advanced inoperable pancreatic cancer.

JERUSALEM, Apr. 03, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today that its first patient with advanced inoperable pancreatic cancer has been treated in a feasibility and safety study of Alpha DaRT at the Jewish General Hospital (“JGH”) in Montreal, Canada, which is an affiliated teaching hospital of McGill University, Faculty of Medicine.

The trial seeks to recruit 30 participants who have Stage II, III, or IV pancreatic cancer and who have a pancreatic tumor which is deemed inoperable due to non-resectability, metastasis, or lack of fitness for surgery. The study will primarily examine the safety and feasibility of placing the Alpha DaRT sources in the tumor utilizing endoscopic ultrasound, and the overall safety of the procedure by measuring adverse events. In addition, the study will examine the efficacy of Alpha DaRT in terms of metrics such as overall response rate, overall survival and change in blood levels of CA19-9 (a blood-based biomarker often correlated with metrics such as disease progression). Additional information about the trial can be found at https://www.clinicaltrials.gov/ct2/show/NCT04002479.

Alpha Tau CEO Uzi Sofer commented, “Getting this trial underway is another huge milestone for the Company, as we continue to focus on treating tumors in internal organs. We would like to thank Dr. Corey Miller of the JGH for enrolling and treating the first patient in this very important feasibility and safety trial.” Mr. Sofer added, “This trial is a cornerstone of our overall strategy to broaden the use of the Alpha DaRT in other hard-to-treat indications such as cancers of the brain, lung, vulva and breast. We look forward to the preliminary results of this trial, which we hope will further our goal of advancing the use of Alpha DaRT across a range of indications and helping patients worldwide.”

Corey Miller, MD, CM, FRCPC, Director of Therapeutic Endoscopy of the Division of Gastroenterology of the JGH, Assistant Professor of Medicine at McGill University, Associate Researcher at the Lady Davis Institute, and the principal investigator of the trial, commented “The treatment of this first patient represents a major milestone of an on-going partnership between the departments of Gastroenterology and Radiation Oncology of the JGH, the McGill Centre for Translational Research in Cancer (MCTRC) of the Lady Davis Institute, MEDTEQ+ (the pan-Canadian consortium for research and innovation in medical technologies) and the Institute TransMedTech.” Dr. Miller continued “Patients with stage II, III, or IV of pancreatic cancer have limited and, often, ineffective treatment options. With the Alpha DaRT technology and our expertise in developing novel advanced endoscopic techniques, we are thrilled to offer patients with inoperable advanced pancreatic cancer an innovative therapeutic option. We hope that the Alpha DaRT treatment will offer better outcomes to these patients with such a challenging disease. We appreciate the unconditional support from Alpha Tau and the MCTRC who worked together to eliminate any barriers for opening this trial at our hospital and for securing a straightforward procedure for Alpha DaRT insertion into the pancreatic tumor.”

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact

IR@alphatau.com

About the Jewish General Hospital

Since 1934, the Jewish General Hospital has served patients of diverse religious, linguistic and cultural backgrounds who reside in Montreal, elsewhere in Quebec, and beyond. As one of the province’s largest acute-care hospitals, this 553-bed McGill University teaching hospital admits more than 22,000 patients per year, while handling approximately 578,000 outpatient visits and more than 3,600 births. The JGH is widely recognized for excellence in various specialties, including oncology at the Segal Cancer Centre, cardiology, neonatology, orthopedics, family medicine, aging and emergency medicine. In addition, several services—including the Emergency Department, Intensive Care, Neonatal Intensive Care, Coronary Care and the operating rooms—opened in a new critical-care pavilion in 2016. The hospital has been designated by the government of Quebec as one of Montreal’s five major service centres; as a provincial centre for high-risk obstetrical and neonatal care; and as a breast referral and investigation centre. Treatment is provided by approximately 800 affiliated doctors, many of whom have teaching appointments at McGill University, as well as more than 300 medical residents per year, together with nursing and a wide range of allied health services. The hospital’s Lady Davis Institute is acknowledged as a world leader in many fields of research, including cancer (the Terry Fox Molecular Oncology Group), aging (the Bloomfield Centre for Studies in Aging), epidemiology (the Centre for Clinical Epidemiology and Community Studies), nursing (the Centre for Nursing Research), cardiovascular disease, genetics, emergency medicine, nephrology, and the psychosocial aspects of illness.

For media inquiries regarding Dr. Corey Miller:

Pascal Fischer

Research Communications Officer

Lady Davis Institute

Tel.: 514 340-8222 x 28661 or 450 218-6487

pascal.fischer@ladydavis.ca

About the McGill Center for Translational Research in Cancer (MCTRC)

The MCTRC is the translational research arm of the Segal Cancer Centre and Lady Davis Research Institute at the Jewish General Hospital. The MCTRC houses clinician scientists, and fundamental researchers who conduct research in various areas of healthcare interest. The focus is on innovation, new knowledge generation and rapid translation of discoveries from the lab to the clinic. The main objective of its members is to translate fundamental laboratory and clinical research data into clinical outcomes of benefit for the diagnosis, treatment and prevention of cancer. For more information, please visit: www.mcgill.ca/translational-research-cancer/

Contact: Miriam Santos Dutra, Chief Operating Officer. Email: mctrc@ladydavis.ca,

About MEDTEQ+

MEDTEQ+ is the pan-Canadian Consortium for Industrial Research and Innovation in Medical Technology. Its mission is to accelerate the development of innovative technological solutions to improve patients’ health and quality of life. MEDTEQ+ supports their validation and integration in the healthcare system and their impact, both locally and globally, by bringing together the complementary skills of industrial and academic partners, and with those of healthcare providers. MEDTEQ+ receives financial support of the Government of Quebec, the Government of Canada (delivered through the Centres of Excellence for Commercialization and Research (CECR)), the private sector and complementary partners to foster research-industry relations. For more information, please visit www.medteq.ca

Contact: Diane Cote, President and CEO MEDTEQ+ diane.cote@medteq.ca

About the TransMedTech Institute

The TransMedTech Institute (iTMT) aims to support innovation in medical technologies to meet the needs of end-users and the healthcare sector, in order to facilitate and accelerate their development and implementation in the healthcare system. Under the leadership of Polytechnique Montréal and four other founding institutions (Université de Montréal, CHU Sainte-Justine, CHUM and the Jewish General Hospital), the iTMT brings together more than fifty partner institutions, together maintaining a first-rate scientific infrastructure to support the development and validation of medical technologies. The TransMedTech Institute is supported by the Canada First Research Excellence Fund, the Ministère de l’Économie, de l’Innovation et de l’Énergie du Québec and the Fonds de recherche du Québec, as well as several other philanthropic, government, socio-economic and industrial university partners.

Contact: Marie Pierre faure, Deputy Director, email : marie-pierre.faure@polymtl.ca

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

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